May 23, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck China Bond ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2024. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. Capitalized terms used in our responses have the meanings attributed to such terms in the Registration Statement, unless otherwise noted.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner at least five business days in advance of the date you seek to go effective. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please note that where a comment is made in one section of the Registration Statement, such comment is applicable to similar disclosures appearing elsewhere in the Registration Statement.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS

Comment 2.
In the “Summary Information—Portfolio Turnover” section, please add, if true, that due to changes in the Fund’s principal investment strategies, following the date those changes will be implemented, the Fund may experience a higher level of portfolio turnover in the current fiscal year than in previous fiscal years. Also, if there will be significant portfolio turnover due to the change, please add a portfolio turnover risk in the “Summary Information—Principal Risks of Investing in the Fund” section of the prospectus. Please also add appropriate disclosure regarding the anticipated variation in the Fund’s turnover rate, pursuant to Item 16(e) of the Statement of Additional Information (“SAI”).

Response 2.	The disclosure has been revised accordingly. We note that the “Summary Information—Principal Risks of Investing in the Fund” section of the prospectus also included “High Portfolio Turnover Risk.”

Comment 3.
With respect to the 80% policy described in the “Summary Information—Principal Investment Strategies” section, please confirm and state in the disclosure, if true, that the Fund’s Index is 100% comprised of Chinese bonds with maturity of 0-10 years, per the Index’s name. The Staff has reviewed the Index guide and could not determine from the Index guide if the Index is 100% comprised of bonds with maturity of 0-10 years. For example, in one section, the Index guide states the minimum maturity is less than 10 years, but in another section, it is stated that the Index excludes bonds with maturities greater than 30 years. As such, the Staff is not certain if the Index is 100% invested in bonds with maturity of 0-10 years.

Response 3.	We hereby confirm that the Index is entirely comprised of bonds with maturity of 0-10 years. The disclosure has been revised accordingly.

Comment 4.
With respect to the “Summary Information—Principal Investment Strategies” section, the Staff notes the explanatory note describing Chinese credit issuers has been deleted. If applicable, please provide a similar explanatory note for the types of issuers that are Chinese credit issuers under the new Index either in Item 4 or Item 9.

Response 4.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 5.
With respect to the third sentence of the “Summary Information—Principal Investment Strategies” section, please confirm that all three types of bonds in the Index must have an investment grade rating. The current disclosure is not clear whether the investment grade rating applies to all three types of bonds, as opposed to only credit RMB Bonds. The Staff also notes it should apply to the bonds. As written, the disclosure states that “Credit RMB Bonds or the issuer” must have an investment grade rating. Please clarify what you mean by “or the issuer.”

Response 5.	We confirm that, in accordance with current Index rules, the rating criteria applies only to credit bonds. The disclosure has been revised accordingly.

Comment 6.
With respect to the sentence of the “Summary Information—Principal Investment Strategies” section stating, “[t]hese RMB Bonds are made available to domestic PRC investors and certain foreign investors, including via the Bond Connect program,” please tailor the disclosure to the Fund’s principal strategy, which is to invest primarily in bonds through Bond Connect. The phrasing of “including via the” indicates that there are other principal means of making the bonds available to investors.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	Please supplementally explain or confirm why the language about Renminbi Qualified Foreign Institutional Investor (“RQFII”) and Qualified Foreign Institutional Investor (“QFII”) have been removed.

Response 7.	The disclosure regarding the RQFII and QFII programs has been removed because the regulatory regime in China has changed and the Fund no longer expects to invest in Chinese bonds through these means.

Comment 8.	With respect to the second sentence of the last paragraph under the “Summary Information—Principal Investment Strategies” section, please change “may concentrate” to “will concentrate.”

Response 8.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. As disclosed under the “Index Tracking Risk” disclosure, the Fund may not be able to replicate the concentration of the Index for various reasons, such as regulatory restrictions or a lack of liquidity for the Index constituents. In addition, the Fund's use of a representative sampling approach may also cause the Fund to not be able to replicate the concentration of the Index.

Comment 9.	The Staff notes that within the “Summary Information—Principal Risks of Investing in the Fund” section, there is considerable overlap in the “Emerging Market Issuers Risk” and certain China-specific risk factors. Please consider reducing some of the overlap, where possible, to make it clearer for investors and avoid duplicative disclosure.

Response 9.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 10.	With respect to the first sentence of the second paragraph under the “Summary Information—Principal Risks of Investing in the Fund—RMB Bonds Risk” section, please revise the disclosure to make it consistent with earlier disclosure that the bonds must have an investment grade rating, or explain why this is different.

Response 10.	The disclosure has been revised accordingly. The Index methodology does not rely on local credit ratings. The Index includes higher quality bonds that are subject to a 10-year cap on maturity, greater minimum size requirements, and relies on Standard & Poor's and Moody's Investor Services credit ratings. In addition to eliminating the referenced language the Staff noted, the Credit Risk paragraph, which is no longer applicable, has also been removed.

Comment 11.	Please tailor the disclosure under “Summary Information—Principal Risks of Investing in the Fund—Bond Connect and the CIBM Direct Access Program Risk” by deleting the reference to programs other than Bond Connect (i.e., “CIBM Direct Access”), if they are not part of the Fund’s principal investment strategies, given that the disclosure in the “Summary Information—Principal Investment Strategies” states that the “Fund seeks to achieve its investment objective by primarily investing in RMB Bonds through Bond Connect.”

Response 11.	The disclosure has been revised accordingly.

Comment 12.	With respect to the first sentence of the “Summary Information—Principal Risks of Investing in the Fund—Subordinated Obligations Risk” section, please add the disclosure in this sentence to “Summary Information—Principal Investment Strategies” section, if it is a principal risk.

Response 12.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 13.	With respect to “Summary Information—Principal Risks of Investing in the Fund—Index Tracking Risk,” given that the Fund has an investment strategy to track an index with significant exposure to Chinese companies, please provide disclosure with respect to the following risks associated with this strategy or explain why such disclosure would not be appropriate: (i) the potential for errors in index data, index computation and/or index construction if information on Chinese companies or bonds is unreliable or outdated, or if less information about such companies or bonds is publicly available due to differences in regulatory, accounting, auditing, and financial recordkeeping standards; (ii) the potential significance of such errors on the Fund’s performance; (iii) the limitations on a fund’s adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction and/or rebalancing; and (iv) the rights and remedies associated with investments in a fund that tracks an index comprised of Chinese securities may be different than a fund that tracks domestic securities.

Response 13.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 14.	With respect to the second sentence of the “Summary Information—Principal Risks of Investing in the Fund—Index Tracking Risk” relating to derivatives transactions, please tailor the disclosure to the Fund’s principal investment strategy. If derivatives transactions are not applicable as principal investment strategy and risk, please delete this language, or if they are, please add description about the derivatives strategy in Item 4 and Item 9.

Response 14.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 15.	With respect to the second paragraph of the “Summary Information—Principal Risks of Investing in the Fund—Index Tracking Risk,” the Staff notes the disclosure stating, “[m]arket disruptions and regulatory restrictions could have an adverse effect on the Fund’s ability to adjust its exposure to the required levels in order to track the Index.” However, the Staff nevertheless requests disclosure regarding tracking error related to tracking an index comprised of Chinese companies be made more explicit in the “Summary Information—Principal Risks of Investing in the Fund—Index Tracking Risk” section.

Response 15.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 16.	With respect to the “Summary Information—Principal Risks of Investing in the Fund—Index-Related Concentration Risk” disclosure, please change “may be concentrated” to “will be concentrated.”

Response 16.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 17.	In light of the inclusion of the “Summary Information—Principal Risks of Investing in the Fund—High Portfolio Turnover Risk” section, please add high portfolio turnover to the principal investment strategy disclosure as well. In addition, please revise the disclosure in response to Comment 2 above to reflect any increase in portfolio turnover due to a change in the Index.

Response 17.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 18.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Principal Investment Strategies” section, please carry forward all comments given on the “Summary Information—Principal Investment Strategies” section.

Response 18.	We respectfully acknowledge your comment and confirm that to the extent revisions are made to the “Summary Information—Principal Investment Strategies” section, corresponding revisions to the Additional Information About the Fund’s Investment Strategies and Risk—Principal Investment Strategies” section have been made.

Comment 19.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 19.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 20.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Principal Investment Strategies” section, please disclose how the Adviser determines when to sell, if it is any different than the strategy of replicating the Index.

Response 20.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 21.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Fundamental and Non-Fundamental Policies” section, please disclose the Fund’s concentration policy and diversification status.

Response 21.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 22.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Risks of Investing in the Fund—Bond Connect and the CIBM Direct Access Program Risk—Investments and Repatriations Restrictions” section, please delete the reference to “warrants and open- and closed-end investment companies” if that is not a principal investment strategy of the Fund, or if it is, please add it to the strategy disclosure.

Response 22.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 23.	The Staff notes that the last paragraph of the “Additional Information About the Fund’s Investment Strategies and Risk—Risks of Investing in the Fund—Bond Connect and the CIBM Direct Access Program Risk—Investment and Repatriation Restrictions” section is the type of disclosure that should be included as part of a more tailored tracking error risk factor, per Comment 15 above.

Response 23.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 24.	With respect to the disclosure in the fourth paragraph of the “Additional Information About the Fund’s Investment Strategies and Risk—Risks of Investing in the Fund—Index Tracking Risk” section regarding “depositary receipts or other derivative instruments,” please tailor the disclosure to track the Fund’s principal investment strategy, or if they are already tailored, please add corresponding disclosure to the principal investment strategies section.

Response 24.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 25.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, please clarify the treatment of the following investments noted in the disclosure: “convertible securities, structured notes . . . and/or certain derivatives” and “other affiliated and unaffiliated funds, such as open-end or closed-end management investment companies, including other ETFs” for the purposes of the Fund’s 80% policy by explaining whether they are included in the 80% policy. Instead of using the word “may” with respect to these investments, please clarify whether these investments “will” be made for the purposes of the Fund’s 80% policy. If the acquired fund fees and expenses resulting from investments in other affiliated and unaffiliated funds exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 25.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. We hereby confirm that the Fund’s investments in convertible securities, structured notes and derivatives will not count towards its 80% policy. In addition, we hereby confirm that the Fund currently does not expect acquired fund fees and expenses to exceed more than one basis point (0.01%) of Total Annual Fund Operating Expenses, and as such the Fund’s investments in other funds do not warrant an acquired fund fees and expenses line item.

Comment 26.	The “Additional Information About the Fund’s Investment Strategies and Risk—Additional Non-Principal Risks—Derivatives Risk” includes disclosure about the Fund’s investments in derivatives. Please note whether the Fund will qualify as a “limited derivatives user” under Rule 18f-4, and tailor the disclosure accordingly.

Response 26.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 27.	The “FTSE Chinese Broad Bond 0-10 Years Diversified Select Index” section states that the “Index includes bonds with a maturity of less than ten years.” Per Comment 3 above, please revise the disclosure to include a more definitive statement that the Index is invested exclusively in bonds a maturity of less than ten years.

Response 27.	The disclosure has been revised accordingly.

Comment 28.	In the “FTSE Chinese Broad Bond 0-10 Years Diversified Select Index” section, please state, if true, that the Fund has the right to use the FTSE trademark under a licensing agreement, as the Staff does not see any disclosure to that effect. Please also file the licensing agreement as an exhibit to the filing as a material agreement.

Response 28.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. The Trust also respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and the Index provider falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION

Comment 29.	With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise the word “securities” to “investments” throughout.

Response 29.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 30.	With respect to the paragraph explaining fundamental investment restriction number 9 under the “Investment Policies and Restrictions—Investment Restrictions” section that states “investment companies are not considered to be part of an industry,” the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 30.	The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 31.	With respect to the language under the “Investment Policies and Restrictions—Investment Restrictions” section that states “[e]ach Fixed Income Fund may invest its remaining assets in securities not included in its respective Index,” please clarify supplementally whether the “remaining assets” refers to the 20% policy that is not part of the 80% policy, or otherwise clarify what “remaining assets” means in this paragraph.

Response 31.	We supplementally submit that “remaining assets” refers to assets that are not invested pursuant to the Fund’s principal investment strategies.

Comment 32.	With respect to the disclosure under the “Special Considerations and Risks—General” section stating, “[t]he risk of non-correlation may be higher than other ETFs which utilize a sampling approach to the extent that a Fund invests a portion of its assets in securities that have economic characteristics that are substantially identical to the securities comprising its respective Index, but which are not included in such Index,” please clarify if this statement applies to the Fund, and if so, please disclose the same in the prospectus as well.

Response 32.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 33.	With respect to the disclosure under the “Special Considerations and Risks—General” section stating, “[e]ach Fund (other than the Fixed Income Funds) is subject to the risks of an investment in an economic sector or industry in which the Fund’s Index is highly concentrated. In addition, because it is the policy of each Fund (other than the Fixed Income Funds) to generally invest in the securities that comprise the Fund’s respective Index, the portfolio of securities (‘Fund Securities’) held by such Fund (other than the Fixed Income Funds) also will be concentrated in that economic sector or industry,” the Staff notes that the Fund is included among the definition of “Fixed Income Funds.” Given that the Fund is 80% invested in securities that comprise the Index, please supplementally explain why it is excluded from this sentence.

Response 33.	The disclosure has been revised accordingly.

Comment 34.	Given the inclusion of the “Special Considerations and Risks—Special Risk Considerations of Investing in Chinese-Issued A-shares—Custody Risks of Investing in A-shares” section, please add risk disclosure regarding custody risk of investing in RMB bonds, as stated in the Fund’s prospectus.

Response 34.	We respectfully note that custody risks of investing in RMB bonds are generally covered under the “Special Considerations and Risks—PRC Custodian Risks.” Accordingly, no revisions have been made in response to this comment.

Comment 35.	With respect to the “Special Considerations and Risks—Risk of Investing through the CIBM Direct Access Program” section, which is indicated as applicable to the Fund only, if accurate, please update the disclosure based on the changes in the prospectus, which indicate that the Fund will no longer be using the CIBM Direct Access Program.

Response 35.	The disclosure has been revised accordingly.

Comment 36.	With respect to the “Special Considerations and Risks—Chinese Variable Interest Entities Risks” section, if not relevant to the Fund, please include parenthetical stating the applicability, as done for other risks.

Response 36.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

* * * * *
If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President
Van Eck Associates Corporation